UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of September, 2012

Commission File Number 001-33085

RRsat Global Communications Network Ltd.
(Translation of registrant’s name into English)

RRsat Building
Hanegev Street
POB 1056
Airport City 70100
 Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

RRsat Global Communications Network Ltd.

At the annual general meeting of the shareholders of the Registrant held on September 24, 2012, the Registrant's shareholders:

(i)	approved the reelection of seven directors to the Registrant's Board of Directors (Other than Outside Directors);

(ii)	approved the reappointment of an observer to the Registrant's Board of Directors and the observer's compensation;

(iii)	approved a special bonus and the grant of options to the Registrant's Vice President – Sales and Marketing;

(iv)	approved the changes to the compensation and the grant of options to the Registrant's Vice President – Operations;

(v)	approved grant of options to the Registrant's Chairman of the Board of Directors;

(vi)
approved the entering into a finder agreement between the Registrant and Datacom L.R. Communications Ltd., and amended the existing agreement between the Registrant and Datacom L.R. Communications Ltd.;

(vii)	amended the Registrant's Articles of Association regarding insurance, indemnification and exculpation;

(viii)	amended the Registrant's Directors and Officers (D&O) insurance, indemnification and exculpation agreements; and

(ix)	Ratified the appointment and the compensation of the Registrant's independent registered public accountants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

By:	/S/ OHAD HAR-LEV
Name:	Ohad Har-Lev
Title:	General Counsel and Secretary

Date: September 24, 2012